UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Ontrak, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

44919F 104

(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

2001 Wilshire Boulevard, Suite 330

Santa Monica, California 90403

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,628,948
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,628,948
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,628,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Based on 27,034,375 Shares issued and outstanding as of November 15, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 21, 2022 (the “Form 10-Q”).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 3 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,628,948
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,628,948
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,628,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0%[2]
14		TYPE OF REPORTING PERSON (See Instructions) HC; IN

[2]	Based on 27,034,375 Shares issued and outstanding as of November 15, 2022, as disclosed in the Form 10-Q.

AMENDMENT NO. 14 TO SCHEDULE 13D

This Amendment No. 14 to Schedule 13D (this “Amendment”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, Amendment No. 9 to Schedule 13D filed on April 18, 2022, Amendment No. 10 to Schedule 13D filed on September 2, 2022, Amendment No. 11 to Schedule 13D filed on September 8, 2022, Amendment No. 12 to Schedule 13D filed on November 22, 2022, and Amendment No. 13 to Schedule 13D filed on January 4, 2023 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of OnTrak, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

“As previously disclosed, on April 15, 2022, Acuitas Capital LLC (“Acuitas Capital”), an entity wholly owned by Acuitas, and the Company entered into a Master Note Purchase Agreement, as amended by that certain First Amendment thereto, dated as of August 12, 2022, that certain Second Amendment thereto, dated as of November 19, 2022 (the “Second Amendment”), and that certain Third Amendment thereto, dated as of December 30, 2022 (as amended to date, the “Keep Well Agreement”), pursuant to which, subject to specified conditions, the Company may borrow up to $25.0 million from time to time. In connection with each borrowing under the Keep Well Agreement, the Company agreed to issue a senior secured note to Acuitas Capital or an entity affiliated with it for the amount borrowed (each such note, a “Keep Well Note”). In addition, in connection with each Keep Well Note sold by the Company, the Company agreed to issue Acuitas Capital (or an affiliated entity designated by Acuitas Capital) warrants to purchase up to 2,958,580 Shares (subject to the increase to the warrant coverage pursuant to the Second Amendment, as previously described in this Item 4), in the form attached as an exhibit to the Keep Well Agreement (the “Keep Well Warrants”), all upon the terms and subject to the conditions specified in the Keep Well Agreement.

On January 5, 2023, pursuant to the Keep Well Agreement, the Company issued and sold to Acuitas Capital a Keep Well Note in the amount of $4,000,000, in the original form attached to the Keep Well Agreement, as previously filed as Exhibit 99.15 to Amendment No. 9 to Schedule 13D (the “Note”). In connection with the issuance and sale of the Note, on January 5, 2023, the Company issued to Acuitas a Keep Well Warrant, in the original form attached to the Keep Well Agreement, as previously filed as Exhibit 99.14 to Amendment No. 9 to Schedule 13D, as amended pursuant to Section 12 of the Second Amendment (the “Warrant”), to purchase 473,373 Shares pursuant to the terms of the Keep Well Agreement (before giving effect to the increase in the warrant coverage contemplated by the Second Amendment, as previously described in this Item 4).

As previously reported, pursuant to the Keep Well Agreement, upon obtaining stockholder approval, the Note and the Warrant (as well as each other Keep Well Note or Keep Well Warrant then outstanding) will be exchanged for a new Keep Well Note or new Keep Well Warrant, as applicable, in the amended forms thereof attached as exhibits to the Third Amendment.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

“(a) and (b)

All percentages of Shares outstanding contained herein are based on 27,034,375 Shares issued and outstanding as of November 15, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 21, 2022.

As of January 6, 2023, each of the Reporting Persons may be deemed to have beneficial ownership of 11,628,948 Shares, consisting of (i) 9,853,800 Shares beneficially owned by the Reporting Persons as of the date hereof, (ii) 591,716 Shares underlying the Keep Well Warrant issued to Acuitas on August 29, 2022, (iii) 710,059 Shares underlying the Keep Well Warrant issued to Acuitas on September 7, 2022, and (iv) 473,373 Shares underlying the Keep Well Warrant issued to Acuitas on January 5, 2023. The Shares beneficially owned by the Reporting Persons as of the date hereof represent approximately 43.0% of the total outstanding Shares. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 11,628,948 Shares with Mr. Peizer. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 11,628,948 Shares.”

ITEM 6.	Contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 6, 2023

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer